Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Ritchie Bros. Auctioneers Incorporated (the “Company”) Amended and Restated Stock Option Plan, Amended and Restated Senior Executive Restricted Share Unit Plan, Amended and Restated Employee Restricted Share Unit Plan, Senior Executive Performance Share Unit Plan, and Employee Performance Share Unit Plan of our reports dated February 28, 2019, with respect to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

Vancouver, Canada	/s/ Ernst & Young LLP
May 9, 2019	Ernst & Young LLP Chartered Professional Accountants